May 21, 2018

VIA EDGAR AND FEDERAL EXPRESS

Ms. Lisa M. Kohl

Office of Consumer Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Airborne Wireless Network Amendment No. 10 to Registration Statement on Form S-1 Filed May 18, 2018 File No. 333-220295

Dear Ms. Kohl:

On behalf of Airborne Wireless Network, a Nevada corporation (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Amendment No. 10 to Registration Statement on Form S-1, filed with the Commission on May 18, 2018 (the “Registration Statement”), delivered via teleconference on May 21, 2018. In response, the Company is submitting for review by the Staff proposed changes to the Registration Statement that the Company expects to file in a subsequent amendment the Registration Statement. The proposed changes to the Registration Statement are attached to this letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 548-2122 or by email at SOlder@mcguirewoods.com or David S. Wolpa at (704) 343-2185 or by email at DWolpa@mcguirewoods.com.

Sincerely,

/s/ Stephen E. Older
Stephen E. Older
cc: Michael J. Warren, Chief Executive Officer (Airborne Wireless Network)

Atlanta | Austin | Baltimore | Brussels | Charlotte | Charlottesville | Chicago | Dallas | Houston | Jacksonville | London

Los Angeles – Century City | Los Angeles - Downtown | New York | Norfolk | Pittsburgh | Raleigh | Richmond | Tysons Corner | Washington, D.C. | Wilmington

Proposed Changes to the Registration Statement

(See attached).

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED MAY 18, 2018

9,000 Units, Each Consisting of One Share of Series A Convertible Preferred Stock and Series 1 Warrant to Purchase one share of Series A Convertible Preferred Stock, Series 2 Warrant to purchase one share of Series A Convertible Preferred Stock and Series 3 Warrant to Purchase up to one Share of Series A Convertible Preferred Stock

We are offering by this prospectus 9,000 units, each consisting of one share of our Series A Convertible Preferred Stock and one Series 1 warrant to purchase one share of Series A Convertible Preferred Stock, one Series 2 warrant to purchase one share of Series A Convertible Preferred Stock and one Series 3 warrant to purchase one share of Series A Convertible Preferred Stock, each exercisable at an initial exercise price of $1,000 per share of Series A Convertible Preferred Stock. The units are being offered at a price of $1,000 per unit. The units will not be issued or certificated. The shares of Series A Convertible Preferred Stock and Series 1 Warrants, The Series 2 Warrants and the Series 3 Warrants (collectively, the “Warrants”) comprising the units are immediately separable and will be issued separately. The offering also includes the 70,971,428 shares of common stock issuable from time to time upon conversion of the Series A Convertible Preferred Stock included in the units and issuable upon conversion of the shares of Series A Convertible Preferred Stock issuable upon exercise of the warrants inluded in the units and the shares of Series A Convertible Preferred Stock issuable from time to time upon exercise of the warrants included in the units.

Our common stock is currently quoted on the OTCQB under the symbol “ABWN.” On May 17, 2018, the last reported per share price for our common stock was $0.61, as quoted by the OTCQB. There is no established trading market for the Series A Convertible Preferred Stock or the warrants, and we do not intend to list the Series A Convertible Preferred Stock or the warrants on any national securities exchange.

We are an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and applicable Securities and Exchange Commission rules and are, therefore, currently eligible for reduced public company reporting requirements.

Investing in our securities involves significant risks. See “Risk Factors” beginning on page 7 of this prospectus for a discussion of information that should be considered before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities described herein or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The securities are not being offered in any jurisdiction where the offer is not permitted.

	Per Unit	Total
Public offering price	$1,000	$9,000,000
Underwriting discounts and commissions(1)	$80	$720,000
Proceeds to us, before expenses	$920	$8,280,000

(1)

Does not include additional compensation payable to the underwriters. We have also agreed to issue to the underwriters warrants to purchase a number of Units equal to 8% of the Units sold in this offering at an exercise price equal to 110% of the public offering price. In addition, we have agreed to reimburse the underwriters for certain expenses. The registration statement of which this prospectus forms a part also covers the underwriters’ warrants and the shares of preferred stock and Series 1 warrants, Series 2 warrants and Series 3 warrants issuable upon exercise thereof, as well as the shares of common stock issuable upon conversion of such preferred stock (including the shares of preferred stock issued upon exercise of such Series 1 warrants, Series 2 warrants and Series 3 warrants). See “Underwriting” for a description of compensation payable to the underwriters.

(1)	The number of shares of our common stock shown above is based on 96,404,793 shares of our common stock outstanding as of February 28, 2018, and does not include:

	•	22,464,031 shares of common stock issuable upon exercise of stock options outstanding as of that date at a weighted average exercise price of $1.59 per share;

	•	4,926,335 shares of common stock issuable upon exercise of warrants outstanding as of that date, at a weighted average exercise price of $1.21;

•

3,649,260 shares of common stock issuable upon conversion of all outstanding convertible debt securities (whether or not currently convertible), based on a conversion price equal to $1.24, which is 70% of the lowest trading price of our common stock during the 20 to 25 trading days preceding February 28, 2018;

•

up to 4,073,074 shares that, upon the issuance of shares underlying outstanding stock options or warrants, would be issuable without additional consideration to Air Lease Corporation and Jet Midwest Group, LLC pursuant to non-dilution covenants to which we agreed in contracts with each such person; and

	•	an indeterminate number of shares potentially issuable under our existing employment and other contractual arrangements.

(2)	The number of shares of our common stock outstanding after this offering includes 9,311,452 shares issued pursuant to anti-dilution rights granted to Air Lease Corporation and Jet Midwest Group, LLC.

(3)

The number of shares of our common stock outstanding after this offering assumes (i) the Series A Convertible Preferred Stock sold in this offering is immediately converted by the holder into common stock, (ii) the warrants sold in this offering are immediately exercised and (iii) the underlying shares of Series A Convertible Preferred Stock are immediately converted by the holder into common stock, utilizing, in each case, the price per share of the Company's common stock during the five days preceding May 11, 2018.

(4)

Calculated utilizing the trading prices of the Company's common stock during the five days preceding and including May 11, 2018. The number of shares of common stock issuable is subject to change based on the trading price of the Company's common stock.

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We have outstanding convertible notes with fluctuating conversion rates that are set at a discount to market prices of our common stock during the period immediately preceding conversion, which may result in material dilution to our common stockholders.

As of February 28, 2018, we had outstanding unsecured convertible notes issued to a number of unrelated third parties in the aggregate principal amount of approximately $4.5 million. These unsecured convertible notes are convertible into shares of our common stock at a price per share equal to 70% of the lowest price at which our common stock traded during the 20 or 25 days preceding the conversion date. This could result in material dilution to existing stockholders of our company. Because the conversion price is based upon the trading prices of our common stock at the time of conversion, the number of shares of common stock into which the notes may be converted may increase without an upper bound. If the trading prices of the common stock are low when the conversion price of the convertible notes is determined, we would be required to issue a higher number of shares of our common stock to the converting noteholder, which could cause substantial dilution to our stockholders. In addition, if any or all of the holders of our convertible notes convert and then sell our common stock, this could result in an imbalance of supply and demand for our common stock and reduce our stock price. The further our stock price declines, the further the adjustment of the conversion price will fall and the greater the number of shares we will have to issue upon conversion, resulting in further dilution to our stockholders. Because a market price-based conversion formula can lead to dramatic stock price reductions and corresponding negative effects on both a company and its stockholders, convertible security financings with market price-based conversion ratios have colloquially been called “floorless,” “toxic,” “death spiral,” and “ratchet” convertibles.

The warrants to be issued to investors in this offering are speculative in nature.

The warrants to be issued to investors in this offering do not confer any rights of common stock ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to purchase shares of our Series A Convertible Preferred Stock at $1,000 per share for a limited period of time. Specifically, commencing on the date of issuance, holders of the Series 1 Warrants may exercise their rights to acquire shares of our Series A Convertible Preferred Stock until the 90-day anniversary of the issuance date, holders of the Series 2 Warrants may exercise their rights to acquire shares of our Series A Convertible Preferred Stock until the six-month anniversary of the issuance date and holders of the Series 3 Warrants may exercise their rights to acquire shares of our Series A Convertible Preferred Stock until the 12-month anniversary of the issuance date after which dates any unexercised warrants will expire and have no further value. There can be no assurance that the fair market value of our Series A Convertible Preferred Stock will ever equal or exceed the exercise price of the warrants, and consequently, whether it will ever be profitable for holders of the warrants to exercise the warrants.

There is no public market for our warrants or our shares of Series A Convertible Preferred Stock, which could limit your ability to sell our warrants or shares of Series A Convertible Preferred Stock.

There currently is no public market for our warrants or our shares of Series A Convertible Preferred Stock and we do not expect a market to develop. In addition, we do not plan to have our warrants or shares of Series A Convertible Preferred Stock quoted or traded on any market. Without an active market, the liquidity of the warrants and shares of Series A Convertible Preferred Stock may be limited.

Investors in this offering will experience immediate and substantial dilution.

The public offering price of the Units offered pursuant to this prospectus is substantially higher than the net tangible book value per share of our common stock. Our net tangible book value as of February 28, 2018 was ($10,011,699) or ($0.1039) per share. After giving effect to the sale of the Units in this offering at the public offering price of $1,000 per Unit and based on our net tangible book value as of February 28, 2018, if you purchase Units in this offering, you would suffer immediate and substantial dilution of $0.6501 per share in the net tangible book value of the common stock. See the section titled “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase Units in this offering.

We will have broad discretion over the use of the net proceeds from this offering.

We will have broad discretion to use the net proceeds from the sale of securities in this offering, and investors in our Units will be relying on the judgment of our board of directors and management regarding the application of these proceeds. We expect to use the net proceeds of this offering to continue development, testing and commercialization of Infinitus. See “Use of Proceeds.” Our inability to apply the net proceeds from this offering effectively could have an adverse effect on our financial condition or results of operations.

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Prospective investors should read this table in conjunction with the sections of this prospectus titled “Use of Proceeds,” “Summary Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in conjunction with our financial statements and related notes included elsewhere in this prospectus.

	As of February 28, 2018
	Actual	As Adjusted	As Adjusted
	(unaudited)

Cash and cash equivalents	$205,163	$7,905,202	$37,065,202

Total liabilities	$11,002,405	$11,002,405	$11,002,405

Stockholders’ equity (deficit):
Common stock, $0.001 par value per share: 350,000,000 shares authorized; 96,404,793 shares issued and outstanding, actual (1); 114,988,793 shares issued and outstanding, as adjusted (1)(2); 176,687,673 shares issued and outstanding, as adjusted (1)(3)	96,405	114,989	176,688
Additional paid-in capital	75,474,017	83,735,433	112,833,734
Accumulated deficit	(85,582,121)	(86,162,208)	(86,162,082)

Total stockholders’ equity (deficit)	(10,011,699)	(2,311,660)	26,848,340

Total capitalization	$(10,011,699)	$(2,311,660)	$26,848,340

(1) The number of shares of our common stock shown as outstanding at February 28, 2018 does not include: (i) 22,464,031 shares of common stock issuable upon exercise of stock options outstanding as of that date at a weighted average exercise price of $1.59 per share; (ii) 4,926,335 shares of common stock issuable upon exercise of warrants outstanding as of that date, at a weighted average exercise price of $1.21; (iii) 3,649,260 shares of common stock issuable upon conversion of all outstanding convertible debt securities (whether or not currently convertible), based on a conversion price equal to $1.24, which is 70% of the lowest trading price of our common stock during the 20 to 25 trading days preceding February 28, 2018; and (iv) 4,073,074 shares that, upon the issuance of shares underlying outstanding stock options or warrants, would be issuable without additional consideration to Air Lease Corporation and Jet Midwest Group , LLC pursuant to non-dilution covenants to which the Company agreed in contracts with each such person.

(2) The number of shares of our common stock outstanding after this offering assumes the Series A Convertible Preferred Stock sold in this offering is immediately converted by the holder into common stock, but that the warrants sold in this offering have not been exercised.

(3) The number of shares of our common stock outstanding after this offering assumes the Series A Convertible Preferred Stock sold in this offering is immediately converted by the holders into common stock, the warrants sold in this offering are all immediately exercised in full and the resulting shares of Series A Convertible Preferred Stock issuable upon such exercise are immediately converted by the holders into commin stcok.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is quoted for trading on the OTCQB under the symbol “ABWN.” Our stock first traded on October 19, 2015. The following table sets forth the high and low bid prices for our common stock for the periods indicated. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

	Low	High
Fiscal Year Ending August 31, 2018
First Quarter	$0.72	$1.75
Second Quarter	$1.07	$3.12
Third Quarter (through May 17, 2018)	$0.61	$2.02

Fiscal Year Ending August 31, 2017
First Quarter	$0.71	$1.04
Second Quarter	$0.71	$4.07
Third Quarter	$1.61	$3.21
Fourth Quarter	$1.53	$2.56

Fiscal Year Ended August 31, 2016
First Quarter	$0.10	$0.11
Second Quarter	$0.11	$0.11
Third Quarter	$0.11	$0.11
Fourth Quarter	$0.11	$1.02

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On May 7, 2018, the high and low bid prices for our common stock on the OTCQB were $0.73 and $0.61 respectively. As of May 15, 2018, there were 100,408,919 shares of our common stock outstanding held by approximately 305 holders of record. The actual number of stockholders is greater than the number of record holders because the actual number includes stockholders who are beneficial owners but whose shares are held in street name by banks, brokers and other nominees.

Dividend Policy

 We have never declared or paid dividends on our capital stock. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. We do not anticipate paying any dividends on our capital stock in the foreseeable future. Investors should not purchase our securities with the expectation of receiving cash dividends. Any future determination related to our dividend policy will be made at the discretion of our board of directors, subject to limitations imposed by Nevada law regarding the ability of corporations to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.

Equity Compensation Plans

The following table provides information as of August 31, 2017, regarding shares of common stock that may be issued under the Company’s equity compensation plans. Information is included for both equity compensation plans approved by the Company’s stockholders and not approved by the Company’s stockholders.

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	-	-	10,000,000(1)
Equity compensation plans not approved by security holders	28,350,000(2)	$1.33	-
Total	28,350,000	$1.33	10,000,000

_________

(1)	Represents shares available for issuance in connection with incentive stock options and non-qualified options under the Airborne Wireless Network 2017 Stock Option Plan.
(2)	Represents options to purchase common stock granted to employees not pursuant to the terms of a plan.

DILUTION

If a prospective investor purchases our Units, that investor will incur immediate, substantial dilution based on the difference between the public offering price per Unit that investor will pay in this offering and the net tangible book value per share of common stock immediately after this offering.

As of February 28, 2018, we had a net tangible book value of ($10,011,699), or ($0.1039) per share of common stock. Our net tangible book value is the amount of our total tangible assets less our total liabilities. Net tangible book value per share represents net tangible book value divided by the 96,404,793 shares of our common stock outstanding as of February 28, 2018 before giving effect to this offering.

Investors participating in this offering will incur immediate and substantial dilution. After giving effect to an assumed sale of  9,000  Units in this offering at a public offering price of $1,000 per Unit (without attributing any value to the warrants), and assuming the conversion of all shares of Series A Convertible Preferred Stock included in the Units sold in the offering, but no exercise  of the Warrants included in the Units, and after deducting the estimated underwriting discounts and other offering expenses payable by us, our as adjusted net tangible book value as of February 28, 2018 would have been approximately ($2,311,660), or approximately ($0.0201)  per share of common stock. This represents an immediate increase in as adjusted net tangible book value of $0.0837  per share to our existing stockholders and an immediate dilution of $0.6501 per share to investors participating in this offering.

The following table illustrates this per share dilution to new investors participating in this offering:

Conversion price per share of Series A Convertible Preferred Stock	$0.63
Net tangible book value per share as of February 28, 2018	$(0.1039)
Increase in net tangible book value per share attributable to new investors purchasing preferred stock and warrants in this offering	$0.0837
As adjusted net tangible book value per share after this offering	$(0.0201)

Dilution per share to new investors	$0.6501

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